# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Senti Biosciences Holdings, Inc., CIK 0001854270
CUSIP: 816944102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2 CORPORATE DRIVE, FIRST FLOOR, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 07/14/2026
Amends the filing with accession number 0001079973-25-000383
Filed by CIK 0002060465
Persons authorized to receive notices and communications: Lin-Chun Huang, PO Box 500, Suite 210, 2nd Floor,, Windward III Regatta Office Park, Grand Cayman, Cayman Islands (E9), KY1-1106, 806-807-8889; Eleazer Klein, Esq., McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Celadon Partners SPV 24 (CIK 0002060465): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 25,748,890; sole dispositive power 0; shared dispositive power 25,748,890; aggregate amount beneficially owned 25,748,890 (54.6% of the class)
  Comment: Includes 15,971,890 shares of issuable upon the exchange of the Initial Notes (as defined in Item 3 of the Schedule 13D) issued on May 20, 2026, assuming the requisite stockholder approval of the Issuer's stockholders is obtained, and immediate exchange of such Initial Notes for Common Stock pursuant to the Securities Purchase Agreement (as defined in Item 3 of the Schedule 13D).
- Celadon Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 25,748,890; sole dispositive power 0; shared dispositive power 25,748,890; aggregate amount beneficially owned 25,748,890 (54.6% of the class)
  Comment: Includes 15,971,890 shares of Common Stock issuable upon the exchange of the Initial Notes (as defined in Item 3 of the Schedule 13D) issued on May 20, 2026, assuming the requisite stockholder approval of the Issuer's stockholders is obtained, and immediate exchange of such Initial Notes for Common Stock pursuant to the Securities Purchase Agreement (as defined in Item 3 of the Schedule 13D).
- CPIF II-7 Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 25,748,890; sole dispositive power 0; shared dispositive power 25,748,890; aggregate amount beneficially owned 25,748,890 (54.6% of the class)
  Comment: Includes 15,971,890 shares of Common Stock issuable upon the exchange of the Initial Notes (as defined in Item 3 of the Schedule 13D) issued on May 20, 2026, assuming the requisite stockholder approval of the Issuer's stockholders is obtained, and immediate exchange of such Initial Notes for Common Stock pursuant to the Securities Purchase Agreement (as defined in Item 3 of the Schedule 13D).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Senti Biosciences Holdings, Inc.
Address of issuer's principal executive offices: 2 CORPORATE DRIVE, FIRST FLOOR, SOUTH SAN FRANCISCO, California (CA), 94080
Comment: The following constitutes Amendment No. 5 ("Amendment No. 5") to the Schedule 13D filed with the Securities and Exchange Commission on March 13, 2025 (as amended, the "Schedule 13D"). This Amendment No. 5 supplements Items 3, 4, 6 and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 14, 2026, Senti Biosciences Holdings, Inc. (the "Issuer"), Senti Holdings, Inc. ("Midco"), Senti Biosciences, Inc. ("Opco"), Celadon Partners SPV 35 Limited ("Parent"), and Senti Merger Sub, Inc. ("Merger Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement"). Parent is an exempted company incorporated under the laws of the Cayman Islands and is an entity affiliated with Celadon Partners SPV 24.

Pursuant to the Merger Agreement, Merger Sub will merge with and into Midco (the "Merger"), with Midco surviving as a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding share of Midco common stock (other than shares owned by Midco or its subsidiaries, which will be cancelled) will be cancelled and converted into the right to receive contingent value rights ("CVRs") representing the right to receive pro rata portions of milestone payments of up to $60 million in the aggregate if certain development, regulatory and commercial milestones for SENTI-202 are achieved.

Pursuant to the Merger Agreement, no later than twenty-one (21) days from the date of the Merger Agreement, Parent or an affiliate of Parent is required to fund and purchase Additional Notes (as defined in the Securities Purchase Agreement) in accordance with the terms of the Securities Purchase Agreement, in an amount equal to $6,000,000 (the "Additional Funding Amount"), minus the aggregate amount of net proceeds actually received by the Issuer from sales of the Issuer's common stock pursuant to the Issuer's existing at-the-market offering facility with Leerink Partners LLC (the "ATM Facility"). Parent has the right, in its sole discretion, to first direct the Issuer to sell shares of common stock pursuant to the ATM Facility, and net proceeds received will reduce, dollar-for-dollar, the Additional Funding Amount.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit H hereto and is incorporated by reference in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons and their affiliates entered into the Merger Agreement for the purpose of acquiring the Issuer's assets relating to its Gene-Circuit-enabled pipeline, including the rights to SENTI-202, through the Merger. Following the Merger, the Issuer is expected to remain a public company with a streamlined operating structure, retaining certain intellectual property, collaborations and early-stage programs focused on its Regulator Dial(TM) technology platform while the remaining business is expected to merge into Parent's subsidiary.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 3 summarizes the Merger Agreement and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: H. Agreement and Plan of Merger, dated as of July 14, 2026, by and among Senti Biosciences Holdings, Inc., Senti Holdings, Inc., Sentio Biosciences, Inc., Celadon Partners SPV 35 Limited and Senti Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on July 14, 2026 (File No. 001-40440)).

## Signatures
- Celadon Partners SPV 24: /s/ John Cullinane, John Cullinane, Manager, Celadon Partners, LLC (as sole manager of Celadon Partners SPV 24) (07/16/2026)
- Celadon Partners, LLC: /s/ John Cullinane, John Cullinane, Manager (07/16/2026)
- CPIF II-7 Limited: /s/ John Cullinane, John Cullinane, Authorized Signatory (07/16/2026)